EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-16002, 33-59080, 333-62739, and 333-138245) on Form S-8 of the Minerals Technologies Inc. Savings and Investment Plan of our report dated June 15, 2010, with respect to the statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 Annual Report on Form 11-K of the Minerals Technologies Inc. Savings and Investment Plan.

/s/ KPMG LLP

New York, New York
June 15, 2010